Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine months ended September 30,
	2016	2015
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$171,013	$99,903
Add:
Distributed income of unconsolidated joint ventures	10,571	8,803
Amortization of capitalized interest	477	455
Interest expense	44,200	40,110
Portion of rent expense - interest factor	1,729	1,672
Total earnings	227,990	150,943

Fixed charges:
Interest expense	44,200	40,110
Capitalized interest and capitalized amortization of debt issue costs	1,782	3,250
Portion of rent expense - interest factor	1,729	1,672
Total fixed charges	$47,711	$45,032

Ratio of earnings to fixed charges	4.8	3.4

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes gain on previously held interest in acquired joint ventures of $93.5 million associated with the acquisition of our Savannah and Westgate joint ventures, a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida located near Sanibel Island, and $1.4 million gain on the sale an outparcel at our outlet center in Myrtle Beach, South Carolina located on Highway 501 for the period ended September 30, 2016. Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended September 30, 2015, includes a total gain of $33.9 million on the sale of our equity interest in the Wisconsin Dells joint venture and the sales of our Kittery I and II, Tuscola, and West Branch outlet centers.